Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid
Fees Previously Paid	1	$ 3,089,823.42		$ 426.70
	Total Transaction Valuation:	$ 3,089,823.42
	Total Fees Due for Filing:			$ 426.70
	Total Fees Previously Paid:			$ 426.70
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 0.00
Offering Note
[1]	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 303,519 shares of beneficial interest ("Shares") of Eagle Point Trinity Senior Secured Lending Company (the "Fund") at a price equal to $10.18 per Share, which represents the Fund's net asset value as of April 30, 2026.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources